EXHIBIT 23.4 (f)

October 25, 2002 Transmeridian Exploration Inc. 397 N. Sam Houston Pkwy, E. Houston, Texas 77060 Attention: James Tucker

Re:	Modification to Convertible Debenture and Warrant Purchase Agreement and Related Documents dated August 5, 2002

        This letter sets forth the revised terms of e Convertible Debenture and Warrant Purchase Agreement (the “Purchase Agreement”) by and between TransMeridian Exploration Incorporated (the “Company”) and, The Private Capital Group (“TPCG”).

        As currently structured, the Purchase Agreement provides that the $200,000 convertible note (the “Note”) issued on August 5, 2002 may be redeemed by the Company at 125% of the principal amount and any accrued but unpaid interest; provided that, the Registration Statement covering the shares of common stock underlying the Note has been declared effective by the U.S. Securities and Exchange Commission and that in the event that the Company gives ten days notice to TPCG of its intention to redeem the Note, TPCG shall have five days to convert the Note.

        The parties hereto desire to modify the terms of the Purchase Agreement and Note as follows:

        In the event that TPCG gives the Company notice that it intends to convert all or any portion of the Note at a price of less than $.36 per share, the Company shall have five days to redeem the entire principal amount of the Note for 125% of the principal amount of the Note and any accrued but unpaid interest. In the event that the Company chooses to redeem the Note it must deposit sufficient funds to affect such redemption with counsel for TPCG within five days of the redemption notice. The Note shall only be redeemable if the conversion price would be less than $.36 per share.

        The Purchase Agreement is further modified to provide the TPCG shall have no obligation to purchase an additional $200,000 note until the Registration Statement underlying the Note is effective for at least ninety days.

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All other terms of the Purchase Agreement and related documents shall remain in full force and effect. The Company acknowledges that they have in their possession, copies of the Purchase Agreement and related documents and understand their obligations under such agreements.

Sincerely, The Private Capital Group By: /s/ Craig Hurley Crag Hurley, President

Agreed and Accepted By: Transmeridian Exploration, Inc. /s/ James Tucker 115